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June 2, 2016

EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pear Tree Funds (File Nos. 333-102055; 811-03790)

Ladies and Gentlemen:

On behalf of Pear Tree Funds (the “Registrant”), please accept for filing Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A, which is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).  The purpose of this amendment is, among other things, to amend the description of the investment strategy of Pear Tree PanAgora Emerging Markets Fund (formerly, “Pear Tree PanAgora Dynamic Emerging Markets Fund”), a separate series of the Registrant.

Pursuant to Rule 485(b) under the Securities Act, the Registrant expects to file an additional post-effective amendment to its Registration Statement on or about August 1, 2016, which would include updated financial and other information.

Please call me if you have any question relating to Post-Effective Amendment No. 57.

Very truly yours,

/s/ John Hunt

John Hunt

Direct line: 617 338-2961
jhunt@sandw.com

JH:hex

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